Exhibit 23.3

Mr. John R. Danio

Consent of Expert

To:

Gryphon Gold Corporation

United States Securities and Exchange Commission

I, John R. Danio, do hereby consent to the filing of the written disclosure of the technical report titled the Preliminary Assessment of the Mineral Resources of the Borealis Gold Project (the "Preliminary Assessment") dated September 2, 2008 and any extracts from or a summary of the Preliminary Assessment in the Quarterly Report for Gryphon Gold Corporation on Form 10Q for the quarter ended June 30, 2009 ("Quarterly Report"), and to the filing of the Preliminary Assessment with the United States Securities and Exchange Commission.

I also consent to the use of my name in the Quarterly Report.

Dated this 12th of August, 2009.

/s/ John R. Danio, PE
John R. Danio, PE